Marianne Sarrazin + 1 415 693 2157 msarrazin@cooley.com	Via EDGAR

June 21, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Bednarowski

Re:	Outlook Therapeutics, Inc.
Registration Statement on Form S-3
Filed on June 3, 2019
SEC File No. 333-231922

Ladies and Gentlemen:

On behalf of our client, Outlook Therapeutics, Inc. (the “Company”), we are providing this response letter in response to a comment conveyed orally on June 12, 2019 (the “Comment”) by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the above referenced Registration Statement on Form S-3, as filed with the Commission on June 3, 2019 (the “Registration Statement”).

We have incorporated the Comment into this response letter in italics.

Please confirm that you intend to comply with the requirements of instruction I.B.6 to Form S-3 or explain why you believe you are eligible under instruction I.B.I of Form S-3.

1.	Although the Company had a minimum public float in excess of $75.0 million on June 3, 2019, the date of filing the Registration Statement (calculated based on its shares outstanding on such date held by non-affiliates and a price at which its equity was last sold as of a date within 60 days prior to such Registration Statement filing date, and in reliance on Compliance and Disclosure Interpretation 116.06 (“C&DI 116.06”), which contemplates that the number of shares outstanding on the date of filing might be used, together with the average price of stock for any day within the 60-day period), the Company nevertheless respectfully acknowledges the Staff’s concern and commentary regarding C&DI 116.06. Accordingly, we respectfully advise the Staff that the Company intends to comply with the limitations set forth in Instruction I.B.6 to Form S-3 with respect to offerings of its securities under the Registration Statement until such time as it is no longer subject to such limitations.

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June 21, 2019 Page 2

Please contact me at + 1 415 693 2157 or Yvan-Claude Pierre at + 1 212 479 6721 with any questions regarding the Company’s responses to the Staff’s Comment or if you require further information. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Marianne Sarrazin

Marianne Sarrazin

cc:	Lawrence A. Kenyon, Outlook Therapeutics, Inc.

Yvan-Claude Pierre, Cooley LLP